June 2, 2011
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Buckeye Partners, L.P.
Registration Statement on Form S-3
Filed March 3, 2011
File No. 333-172581

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011, as amended April 12, 2011
File No. 1-09356

Proxy Statement on Schedule 14A
Filed April 25, 2011
File No. 1-09356
Dear Mr. Schwall,
     On behalf of Buckeye Partners, L.P. (the “Registrant”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated May 24, 2011 (the “Comment Letter”), with respect to the above captioned filings. Promptly after filing this letter, the Registrant will file Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Registration Statement on Form S-3
Information We Incorporate by Reference, page 2
1.	We note your response to prior comment three from our letter to you dated March 30, 2011. Be sure to list all required filings in your next amendment, including the Form 8-K/A filed on April 1, 2011.

Response: The Registrant will revise the Registration Statement to include all filings it is required to incorporate by reference.

Securities and Exchange Commission June 2, 2011 Page 2
2.	We may have additional comments once you generally update your disclosure and provide any new information or revisions in response to prior comments four and five from our letter to you dated March 30, 2011.

Response: The Registrant acknowledges the Staff’s comment and understands the Staff may have additional comments.
Form 10-K for Fiscal Year Ended December 31, 2010
Environmental Regulation, page 19
3.	We note your response to comment ten from our letter to you dated March 30, 2011. With a view towards possible disclosure, please provide us supplementally with the information requested in the two bullet points of comment ten. In that regard, you mention that your premises pollution liability policies contain exclusions, conditions, and limitations. Provide further details that clarify the circumstances under which these exclusions, conditions, and limitations would apply to a pollution claim and not cover all claims or liabilities that you incur. Provide the same details with respect to the exclusions, conditions, and limitations of the pollution coverage in your casualty insurance policies. Finally, provide us with the limits you require from third-party contractors or entities that require access to your facilities and your right of way. Explain what types of liabilities are covered under the related indemnification provisions.

Response: The Registrant believes the exclusions, conditions and limitations are customary for insurance of this type for companies engaged in businesses similar to the Registrant. The exclusions, conditions and limitations in the Registrant’s premises pollution liability policies include the following: such policies do not cover (a) bodily injury, property damage or remediation expense arising out of the use of aircraft, (b) repair, replacement, restoration or maintenance of our property, (c) criminal fines, (d) nuclear and radiological materials, (e) bodily injury to Registrant’s own employees, (f) damages the Registrant intentionally causes, or (g) damages that occurred prior to the policy period and were known prior to the policy period.

The exclusions, conditions and limitations in the Registrant’s casualty insurance policies include the following: such policies do not cover (a) gradual releases, (b) releases that occurred prior to the policy period, (c) liabilities imposed by a governmental authority based on a failure to monitor, control, remove or otherwise remedy conditions, (d) liabilities for failure to abate or investigate a threat of seepage onto the property of a third party, or (e) liabilities for seepage, pollution or contamination of our owned, leased, rented or occupied property.

The Registrant require vendors to have different amounts of pollution liability insurance depending on the perceived risk of the activity to be conducted by the third party contractor or other third parties requiring access to the Registrant’s facilities and rights of way. For

Securities and Exchange Commission June 2, 2011 Page 3
contractors and others who are not perceived as likely to cause pollution risk based on their intended activities, no insurance is required. When insurance is required, the amount ranges up to $5 million for those contractors and third parties perceived to present the highest risk. The contracts the Registrant enters into with contractors and other third parties who require access to the Registrant’s facilities and rights of way typically make the party who gets access to the Registrant’s premises responsible for any losses that result from their activities while on the Registrant’s property. Some of these agreements provide that the third party is responsible for losses even where the Registrant’s activities contributed to the losses, and nearly all of the agreements at a minimum make the third party responsible for losses to the extent such losses result from their activities.

The Registrant acknowledges the Staff’s suggestion of possible disclosure and respectfully requests to address the issue in prospective filings by including substantially the disclosure above (or comparable disclosure if the facts and circumstances have changed).

4.	We note your response to comment 11 from our letter to you dated March 30, 2011, and we reissue the comment. With a view toward disclosure, quantify for us and further describe the product containment structures and various additional oil containment and recovery equipment that you maintain in the event of an emergency. Quantify the amount of resources available to you through the ten Oil Spill Cooperatives or mutual aid groups. Quantify the amount of resources available to you through your contract relationships with the United States Coast Guard certified oil spill response organizations, spill response contractors and remediation management consultants. Tell us how these various third parties would allocate their resources should they be responsible for remediating multiple spills at the same time.

Response: The Registrant’s product containment structures include containment dikes surrounding bulk storage tanks, catch basins and collection systems at truck loading racks and oil-water collection and separation systems that are designed to prevent migration of product in the event of a release. The typical bulk storage containment dike is designed to contain 110% of tank capacity. Catch basins and collection systems at truck loading racks are typically designed to handle at least the largest compartment size of the tanker trucks expected to load at the rack.

The Registrant maintains basic oil containment and recovery equipment, such as absorbent pads and boom. The Registrant recently re-evaluated its company-wide approach to emergency response preparedness and is transitioning to a focus on utilizing third-party contractor resources for emergency response resources and is thus minimizing the amount of its own oil containment and recovery equipment. The Registrant believes these third-party contractors are equipped to provide subject matter expertise, specialized personnel, and well-maintained, state of the art response equipment required to aggressively respond to an emergency situation. Through these relationships the Registrant has access to thousands of highly-qualified and fully trained personnel who are experts in the various areas related to emergency response, including incident management, oil spill containment

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and recovery, site investigation and remediation, waste management and disposal, personnel and site air monitoring, and public and media relations. More specifically, the Registrant has relationships with more than ten United States Coast Guard (USCG) classified Oil Spill Removal Organizations (OSROs) across its system which provide availability to qualified contractors that meet USCG requirements for recovery capabilities for various types of environments (such as inland, rivers/canals and offshore). USCG requirements specify that each classified OSRO have recovery capabilities that range from 1,200 barrels per day to 50,000 barrels per day of oil or refined products and 4,000 to 25,000 feet of boom. The Registrant supplements these relationships with other (non USCG-classified OSROs) spill response contractors and remediation management consultants, but does not have detailed information with respect to the resources they maintain. The Registrant’s contracts with its contractors do not detail how resources would be allocated if the contractors were responsible for remediating multiple spills at the same time. In the event of separate spills, it would fall to the discretion of the contractor to determine how to allocate its resources. In order to ensure adequate availability of resources, the Registrant maintains relationships with multiple contractors in each of its operating districts and periodically evaluates these relationships as part of its emergency response preparedness evaluations.

The Registrant acknowledges the Staff’s suggestion of possible disclosure and respectfully requests to address the issue in prospective filings by including substantially the disclosure above (or comparable disclosure if the facts and circumstances have changed).
Exhibits
5.	We note your response to comment 13 from our letter dated March 30, 2011. If you do not file the agreements as exhibits, please ensure that the Form 10-K contains at an appropriate place the information you conveyed in the first three sentences of the second paragraph of your response.

Response: The Registrant acknowledges the Staff’s comments and respectfully requests to address the issue in its prospective annual reports on Form 10-K by including substantially the following language under “Part I—Item 1. Business—Competition and Customers—Customers” (appearing on Page 17 of its most recent amended annual report on Form 10-K): “We routinely enter into storage contracts in the ordinary course of our business, and none of them individually are material to us. The storage contracts cover all of our various operating regions and generally provide for regional, market-based pricing. Our business does not substantially depend on any one of these storage contracts, and we do not believe that the loss of any one of these contracts would have a material impact on our results of operations.”

Securities and Exchange Commission June 2, 2011 Page 5
Definitive Proxy Statement on Schedule 14A
Annual Cash Incentive Compensation, page 16
6.	In addition to the Adjusted EBITDA target, identify all other “pre-established financial performance goals” and their targets. See the instructions to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

Response: The AIC Plan permits the compensation committee to establish multiple financial performance goals for each year. However, the Registrant’s only pre-established financial performance goal for its AIC Plan for 2010 was the Adjusted EBITDA target of $396.4 million, which was the same for all of the named executive officers and was disclosed in the Definitive Proxy Statement on Schedule 14A filed on April 25, 2011. The Registrant acknowledges that the description of the plan suggests that there were multiple financial performance goals and will endeavor to be more precise in future filings.

7.	List the factors or performance criteria that the compensation committee considered in its appraisal of the executive officers’ individual performance. Discuss the expectations and requirements on which the performance appraisal is based.

Response: The Registrant respectfully submits that the evaluation by the compensation committee of the named executive officers’ individual performance does not lend itself to a list of factors or performance criteria. In determining the named executive officers’ performance appraisal ratings, the individual performance of the Registrant’s named executive officers was judged generally by the compensation committee, considering such factors as teamwork, leadership, individual accomplishments and initiative, in the context of the business functions and role of each named executive officer.
     Please direct any questions that you have with respect to the foregoing to Mike Rosenwasser at (212) 237-0019 or Ramey Layne at (212) 237-0135.

Sincerely,
/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. Mike Rosenwasser (Vinson & Elkins L.L.P.)